

September 23, 2010

Robert G. Schoenberger
Chief Executive Officer and President
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842

      Re: **Unitil Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 10, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed March 4, 2010
             Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
             Filed April 27, 2010 and July 27, 2010
             File No. 001-8858

Dear Mr. Schoenberger:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition…, page 22

Liquidity, Commitments and Capital Requirements, page 30

Sources of Capital, page 30

1. Please disclose the amount of total credit that remained available to you under your revolving credit facility as of December 31, 2009 and June 30, 2010. Please disclose when your revolving credit agreement is set to expire.

Item 9A. Controls and Procedures, page 85

Disclosure Controls and Procedures, page 85

2. Your management's conclusion regarding the effectiveness of your disclosure controls and procedures was as of December 31, 2008 rather than as of December 31, 2009. Please confirm that your management's conclusion regarding the effectiveness of your disclosure controls and procedures was to be for the period covered by your Form 10-K for the fiscal year ended December 31, 2009 and not for the fiscal year ended December 31, 2008.

Management's Report on Internal Control over Financial Reporting, page 85

3. We note that in the second paragraph you provide a summarized definition of Internal Controls over Financial Reporting, which does not appear to track the definition, provided in Exchange Act Rule 13a-15(f). As such, please revise to provide the entire definition of Internal Controls over Financial Reporting as defined in Exchange Act Rule 13a-15(f). Alternatively, you may simply refer to readers to the definition of Internal Controls over Financial Reporting provided in Exchange Act Rule 13a-15(f).
4. You state that "management believes the Company's internal control over financial reporting is designed and operating effectively as of December 31, 2009." Please revise to state, if true, that your management concluded that your internal control over financial reporting was effective as of the end of the period covered by the report, rather than stating they "believe" that your internal control over financial reporting "is designed and operating effectively."

Item 15. Exhibits and Financial Statement Schedules, page 88

5. It appears that you have not provided the schedules and/or exhibits to Exhibit 10.14 credit Agreement between Unitil Corporation and Bank of American dated November 26, 2008 and Exhibit 10.17 Credit Agreement between Unitil Corporation and Royal Bank of Canada dated December 1, 2008. Please refile the complete credit agreements, including all schedules and exhibits with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Operations, page 15

6. Please describe the nature and scope of Towers Perrin's engagement and any material elements of the instructions or directions given to Towers Perrin with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Risk and Broad-Based Compensation Programs, page 16

7. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

Compensation Discussion and Analysis, page 27

Compensation Policy & Process, page 27

8. We note that Towers Perrin provided you executive compensation information for comparable companies found in various Towers Perrin reports, which are listed on page 28. It appears that you used the information Towers Perrin provided to you about these companies to set the pay of your executive officers. Please disclose which companies you benchmarked your executive compensation against. Please refer to Item 402(b)(2)(xiv) of Regulation S-K

Base Salary, page 28

9. We note that when setting the salary of executives and whether they receive merit increases to their salary you consider their individual performance. Please describe the elements of individual performance that you consider when setting an executive's salary and when you are deciding whether to award a merit increase.

Performance Objectives and Measures for Incentive Compensation, page 32

10. Please provide the results of your 2009 performance objectives applicable to your Incentive Plan and Restricted Stock Plan.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

11. We note that your disclosure regarding the effectiveness of your disclosure controls and procedures in your Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010 differ from the disclosure controls and procedures disclosure found in your Form 10-K. In this regard, we note that your Forms 10-Q states that your management concluded that your disclosure controls and procedures "are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings." Your management's conclusion regarding your disclosure controls and procedures

appears to encompass only a portion of the definition of disclosure controls and procedures as provided in Rule 13a-15(d). Please revise to provide your management's conclusion regarding the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(d). Please also note that disclosure controls and procedures include the communication of all information to management, not just "material" information. Please confirm that you will omit the word "material" from future filings. Alternatively, you may simply omit the definition of disclosure controls and procedures from your disclosure and only provide your management's conclusion regarding the effectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director